No Act
PE 03/07/11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

Received SEC
MAR 08 2011
Washington, DC 20549



11006015

March 8, 2011

Rodd M. Schreiber
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, IL 60606-1720

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-08-2011

Re: CME Group Inc.

Dear Mr. Schreiber:

This is in regard to your letter dated March 7, 2011 concerning the shareholder proposal submitted by The Nathan Cummings Foundation for inclusion in CME Group's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that CME Group therefore withdraws its January 25, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Scott Hirst
Vice President and General Counsel
The American Corporate Governance Institute, LLC
One Mifflin Place, Suite 400
Cambridge, MA 02138

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
(312) 407-0531
DIRECT FAX
(312) 407-8522
EMAIL ADDRESS
RODD.SCHREIBER@SKADDEN.COM

FIRM/AFFILIATE OFFICES
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SÃO PAULO
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VIENNA

March 7, 2011

BY EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: No-Action Request of CME Group Inc.

Ladies and Gentlemen:

We are writing on behalf of our client, CME Group Inc., a Delaware corporation (the "Company"), regarding the letter we submitted on behalf of the Company to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission, on January 25, 2011, pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, regarding the Company's intention to omit the Rule 14a-8 shareholder proposal and supporting statement (the "Proposal") submitted to the Company by The American Corporate Governance Institute, LLC (on behalf of the Nathan Cummings Foundation (together, the "Proponent")) on November 22, 2010, from the proxy materials (the "Proxy Materials") to be distributed by the Company to its shareholders in connection with its 2011 annual meeting of shareholders.

We are writing to inform you that, pursuant to a letter dated March 7, 2011, the Proponent has informed the Company that the Proponent has withdrawn its request that the Proposal be included in the Proxy Materials. A copy of this letter is attached as Exhibit A. Accordingly, we are informing the Staff that the Company hereby withdraws its request for relief under Rule 14a-8(j).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Rodd M. Schreiber

Enclosure

cc: Kathleen M. Cronin, Esq., CME Group Inc.

Lance E. Lindblom
The Nathan Cummings Foundation
475 10th Avenue, 14th Floor
New York, NY 10018

Mr. Scott Hirst, Esq. (by email: shirst@amcorpgov.com)
The American Corporate Governance Institute
One Mifflin Place, 4th Floor
Cambridge, MA 02138

Exhibit A

The American Corporate Governance Institute, LLC
One Mifflin Place, Suite 400
Cambridge, MA 02138

March 7, 2011

VIA EMAIL (shareholderproposal@sec.gov)
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Notice of Withdrawal of the Shareholder Proposal Submitted by the Nathan Cummings Foundation for inclusion in the 2011 Proxy Statement of CME Group Inc.

Ladies and Gentlemen:

Further to our letters of February 15, 2011, February 7, 2011 and January 31, 2011 regarding the stockholder proposal (the "Proposal") submitted by the Nathan Cummings Foundation (the "Foundation") for inclusion in the 2011 Proxy Statement of CME Group Inc. (the "Corporation"), a negotiated agreement has been reached with the Corporation involving, and resulting in, the withdrawal of the Proposal.

In the letter from the Foundation to the Corporation, dated November 22, 2010, the Foundation authorized the American Corporate Governance Institute, LLC to act on behalf of the Foundation in relation to the Proposal, including corresponding with the Securities and Exchange Commission and the Corporation regarding the Proposal. This notice of withdrawal is sent pursuant to such authority.

Pursuant to Staff Legal Bulletin No. 14D this letter is being submitted by email to the Office of the Chief Counsel; copies are also being sent by mail to Mr. Schreiber and to the Corporation. If you have any questions, please do not hesitate to contact me at shirst@amcorpgov.com or (617) 863-6341.

Very truly yours,



Scott Hirst
Vice President and General Counsel

Cc: Ms. Laura Campos, The Nathan Cummings Foundation
Ms. Kathleen M. Cronin, CME Group Inc.
Mr. Rodd Schreiber, Skadden, Arps, Slate, Meagher & Flom

The American Corporate Governance Institute, LLC
One Mifflin Place, Suite 400
Cambridge, MA 02138

March 7, 2011

<u>**VIA EMAIL (shareholderproposal@sec.gov)**</u>
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Notice of Withdrawal of the Shareholder Proposal Submitted by the Nathan Cummings Foundation for inclusion in the 2011 Proxy Statement of CME Group Inc.

Ladies and Gentlemen:

Further to our letters of February 15, 2011, February 7, 2011 and January 31, 2011 regarding the stockholder proposal (the "Proposal") submitted by the Nathan Cummings Foundation (the "Foundation") for inclusion in the 2011 Proxy Statement of CME Group Inc. (the "Corporation"), a negotiated agreement has been reached with the Corporation involving, and resulting in, the withdrawal of the Proposal.

In the letter from the Foundation to the Corporation, dated November 22, 2010, the Foundation authorized the American Corporate Governance Institute, LLC to act on behalf of the Foundation in relation to the Proposal, including corresponding with the Securities and Exchange Commission and the Corporation regarding the Proposal. This notice of withdrawal is sent pursuant to such authority.

Pursuant to Staff Legal Bulletin No. 14D this letter is being submitted by email to the Office of the Chief Counsel; copies are also being sent by mail to Mr. Schreiber and to the Corporation. If you have any questions, please do not hesitate to contact me at shirst@amcorpgov.com or (617) 863-6341.

Very truly yours,



Scott Hirst
Vice President and General Counsel

Cc: Ms. Laura Campos, The Nathan Cummings Foundation
Ms. Kathleen M. Cronin, CME Group Inc.
Mr. Rodd Schreiber, Skadden, Arps, Slate, Meagher & Flom

The American Corporate Governance Institute, LLC
One Mifflin Place, Suite 400
Cambridge, MA 02138

1934 Act/Rule 14a-8

February 15, 2011

VIA EMAIL (shareholderproposals@sec.gov)
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal of the Nathan Cummings Foundation for inclusion in the 2011 Proxy Statement of CME Group Inc.

Ladies and Gentlemen:

This letter is being submitted by the American Corporate Governance Institute, LLC (the "ACGI") on behalf of the Nathan Cummings Foundation (the "Foundation", and together with the ACGI, "we" or "us") in response to the February 10, 2011 letter (the "Company Response Letter") from Mr. Rodd Schreiber of Skadden, Arps, Slate, Meagher & Flom LLP on behalf of McDonald's Corporation (the "Company").

The Company Response Letter relates to the shareholder proposal (the "Proposal") submitted by the Foundation to the Company for inclusion in the proxy statement (the "Proxy Statement") of the Company for the 2011 annual meeting of the Company, and the letter from Mr. Schreiber on behalf of the Company dated January 25, 2011, requesting confirmation that the staff (the "Staff") of the Division of Corporation Finance not recommend to the Securities and Exchange Commission (the "Commission") that enforcement action be taken if the Company excludes the Proposal from the Proxy Statement. In the Foundation's letter to the Company, dated November 22, 2010, the Foundation authorized the ACGI to act on its behalf in relation to the Proposal, including corresponding with the Company and the Commission.

Pursuant to Staff Legal Bulletin No. 14D this letter is being submitted by email to the Office of the Chief Counsel; a copy is also being sent by email to the Company.

Discussion

In our letter of February 7, 2011 (the "Proponent Letter"), we requested the Staff follow its long-standing policy of permitting proponents to cure alleged defect of the kind asserted by the Request Letter by revising proposals to provide that they will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. The Company

Response Letter requests that the Staff disregard this long-standing policy. As explained below, the Staff should not do so, but rather should continue to follow its long-standing practice.

As we explained in the Proponent Letter, the Staff has had a long-standing and uniform practice of permitting proponents to revise proposals to provide that they would not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. This practice was followed in all of the Rule 14a-8(i)(8) cases relied on in the Request Letter,[1] and dates back more than thirty years.[2] Indeed, as noted in the Proponent Letter, we are not aware of a single case in that time where a company has sought no-action relief on such grounds and the Staff has not either refused the company's request for no-action relief, or permitted the proponent to revise its proposal to cure the alleged defect.

The Company Response Letter recognizes the Staff's long-standing policy, but asks that the Staff deviate from this policy. Clearly, a request to break with a well-established policy should have a compelling basis. However, in this case the Company does not provide adequate reasoning for why the Staff should substantially revise its long-standing policy.

One potential reason put forward by the Company Response Letter is that the proponent – the Nathan Cummings Foundation – is a "sophisticated investor" and has submitted shareholder proposals in the past.[3] We note that the Foundation has not, prior to 2010, previously submitted any proposal relating to declassification. Further, an examination of recent decisions shows that the Staff has repeatedly followed their long-standing policy and allowed significant institutional investors, including "repeat user[s] of Rule 14a-8"[4], to amend proposals in the manner in which

---

[1] See the Request Letter, at 7, citing *Royal Caribbean Cruises Ltd.* (*avail.* March 9, 2009); *Fisher Communications, Inc.* (*avail.* February 12, 2009); *Dollar Tree Stores, Inc.* (*avail.* March 7, 2008); *Hilb Rogal & Hobbs Company* (*avail.* March 3, 2008); *Peabody Energy Corporation* (*avail.* March 4, 2005); *FirstEnergy Corp.* (*avail.* March 17, 2003); *Sears, Roebuck and Company* (*avail.* February 17, 1989); and *American Information Technologies Corporation* (*avail.* December 13, 1985).

[2] See *Cambridge Heart, Inc.* (*avail.* March 25, 2008); *Union Bankshares Company* (*avail.* April 2, 2007); *Arrow International, Inc.* (*avail.* February 14, 2007); *TVI Corp.* (*avail.* April 2, 2007); *Peabody Energy Corporation* (*avail.* February 19, 2004); *PG&E Corporation* (*avail.* February 11, 2004); *The Boeing Company* (*avail.* February 26, 2003); *First Mariner Bancorp* (*avail.* March 20, 2002); *Auto-Graphics Inc.* (*avail.* February 18, 2002); *The Boeing Company* (*avail.* February 6, 2002); *DT Industries, Inc.* (*avail.* September 4, 2001); *Raytheon Company* (*avail.* March 9, 1999); *The Boeing Company* (*avail.* February 23, 1999); *TRW Inc.* (*avail.* February 11, 1999); *North Bancshares, Inc.* (*avail.* January 29, 1998); *Storage Technology Corporation* (*avail.* February 26, 1997); *Pacific Gas and Electric Company* (*avail.* January 16, 1997); *AT&T Corp.* (*avail.* January 10, 1997); *Mobil Corporation* (*avail.* February 7, 1994); *American Brands, Inc.* (*avail.* January 6, 1994); *Sears, Roebuck and Co.* (*avail.* February 4, 1993); *Dominion Resources, Incorporated* (*avail.* February 15, 1991); *Houston Industries Incorporated* (*avail.* March 28, 1990); *PacifiCorp* (*avail.* March 3, 1989); *Alpha Industries, Incorporated* (*avail.* June 29, 1987); *Dow Jones and Company, Incorporated* (*avail.* February 19, 1987); *First National State Bancorporation* (*avail.* May 2, 1983); *Engelhard Corporation* (*avail.* March 1, 1983); *Dravo Corporation* (*avail.* February 4, 1983); *Fedders Corporation* (*avail.* December 19, 1980); *Pennsylvania Power & Light Company* (*avail.* January 30, 1978); *Brown Group, Incorporated* (*avail.* November 22, 1977); *Western Publishing Company, Incorporated* (*avail.* February 10, 1977).

[3] See the Company Response Letter, at 2.

[4] See the Company Response Letter, at 2.

we have requested. For example, in two cases cited in the Company Response Letter, those of *Dollar Tree Stores, Inc.* (*avail.* March 7, 2008) and *Hilb Rogal & Hobbs Company* (*avail.* March 3, 2008), the Staff allowed the California Public Employees' Retirement System (CalPERS) to amend declassification proposals to provide that they would not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting, despite the fact that CalPERS had previously brought many declassification proposals in the preceding decade.[5]

Another reason put forward in the Company Response Letter as to why the Staff should break with its long-standing policy is that the Staff's policy is undesirable, as it enables proponents to have "two bites of the Rule 14a-8 apple."[6] However, this is not a reason why this instance is any different from past cases; rather, it is a reason that could have been brought up in any of the cases in which the Staff has followed its long-standing policy.

Finally, even if the Staff were to conclude at some point that there were strong reasons to alter its long-standing policy in future cases, this would be more appropriately achieved by an announcement that the Staff will follow a new policy for proposals submitted in future proxy seasons. It would be unwarranted and unfair to this particular proponent to have a major change in policy imposed on their case, and in a factual situation which is no different from the many cases where the Staff has allowed proponents to revise proposals to provide that they would not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting.

Conclusion

Based on the foregoing, we request that, notwithstanding the arguments in the Company Response Letter, the Staff follow its past decisions in this area, and the Foundation be permitted to cure the alleged defect which the Request Letter raises, by revising the Proposal to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the 2011 annual meeting of the Company.

If the Staff is inclined to accept the Company's no-action request without permitting the Foundation to provide the Company with a version of the Proposal revised in the manner described above, we request that the Staff notify us so that we may discuss the matter further with the Staff before the issuance of a written response to the Request Letter.

* * *

[5] See, for instance, Georgeson Annual Corporate Governance Reviews in 1997, 1998, 1999, 2001, 2002, 2004, 2005 and 2007.

[6] See the Company Response Letter, at 2.

If you have any questions please do not hesitate to contact me at shirst@amcorpgov.com or (617) 863-6341.

Very truly yours,



Scott Hirst
Vice President and General Counsel

Cc: Ms. Kathleen Cronin, CME Group Inc.
Mr. Rodd Schreiber, Skadden, Arps, Slate, Meagher & Flom LLP
Ms. Laura Campos, The Nathan Cummings Foundation

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720
TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
(312) 407-0531
DIRECT FAX
(312) 407-8522
EMAIL ADDRESS
RODD.SCHREIBER@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

February 10, 2011

BY EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Letter from The American Corporate Governance Institute, LLC in Response to the No-Action Request of CME Group Inc.

Ladies and Gentlemen:

We are writing on behalf of our client, CME Group Inc., a Delaware corporation (the "Company"), in response to the letter, dated February 7, 2011 (the "Response Letter"), from The American Corporate Governance Institute, LLC (on behalf of the Nathan Cummings Foundation (together, the "Proponent")) regarding the Rule 14a-8 shareholder proposal and supporting statement (the "Proposal") originally submitted to the Company by the Proponent on November 22, 2010. On January 25, 2011, on behalf of the Company, we submitted a letter (the "No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, regarding the Company's intention to omit the Proposal from the proxy materials (the "Proxy Materials") to be distributed by the Company to its shareholders in connection with its 2011 annual meeting of shareholders.

In the Response Letter, the Proponent effectively admits that the Proposal as drafted is defective under Rule 14a-8 and can be properly excluded from the Proxy

Materials. However, the Proponent requests that the Staff allow the Proponent to substantially revise the Proposal in order to cure the defect.

While the Company recognizes that the Staff has, in the past, allowed proponents to revise proposals in order to cure defects that are minor in nature, the Company does not believe that the Proponent should be permitted to revise the Proposal in this case, where there is clear authority from the Staff regarding the defect in the Proposal and the Proponent is a sophisticated investor and repeat user of Rule 14a-8. Allowing sophisticated proponents to revise their proposals effectively gives these investors "two bites of the Rule 14a-8 apple" and discourages investors from drafting proposals that are compliant with Rule 14a-8 at the outset. Instead, investors have an incentive to draft non-compliant proposals and rely on companies and the Staff to provide blueprints for remedying defects in those proposals. The Proponent had ample opportunity to prepare a Rule 14a-8 proposal which complied with previous Staff positions and the Staff should not condone the Proponent's failure to do so. Accordingly, the Company urges the Staff not to allow the Proponent to amend its admittedly defective Proposal.

* * *

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Rodd M. Schreiber

cc: Kathleen M. Cronin, Esq., CME Group Inc.

Lance E. Lindblom
The Nathan Cummings Foundation
475 10th Avenue, 14th Floor
New York, NY 10018

Mr. Scott Hirst, Esq. (by email: shirst@amcorpgov.com)
The American Corporate Governance Institute
One Mifflin Place, 4th Floor
Cambridge, MA 02138

The American Corporate Governance Institute, LLC
One Mifflin Place, Suite 400
Cambridge, MA 02138

1934 Act/Rule 14a-8

February 7, 2011

VIA EMAIL (shareholderproposals@sec.gov)
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal of the Nathan Cummings Foundation for inclusion in the 2011 Proxy Statement of CME Group Inc.

Ladies and Gentlemen:

Introduction

This letter is being submitted by the American Corporate Governance Institute, LLC (the "ACGI") on behalf of the Nathan Cummings Foundation (the "Foundation", and together with the ACGI, "we" or "us") in response to the January 25, 2011 request for "no-action" relief (the "Request Letter") from Mr. Rodd Schreiber of Skadden, Arps, Slate, Meagher & Flom LLP on behalf of McDonald's Corporation (the "Company"). The Request Letter relates to the shareholder proposal (the "Proposal") submitted by the Foundation to the Company for inclusion in the proxy statement (the "Proxy Statement") of the Company for the 2011 annual meeting of the Company. The Request Letter requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Securities and Exchange Commission (the "Commission") that enforcement action be taken if the Company excludes the Proposal from the Proxy Statement. In the Foundation's letter to the Company, dated November 22, 2010, the Foundation authorized the ACGI to act on its behalf in relation to the Proposal, including corresponding with the Company and the Commission.

Pursuant to Staff Legal Bulletin No. 14D this letter is being submitted by email to the Office of the Chief Counsel; a copy is also being sent by email to the Company.

The Proposal

The Proposal as submitted to the Company reads as follows:

RESOLVED, that shareholders of CME Group Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors stand for elections annually.

Discussion

While the Company bases its request for a no-action relief on three different provisions – Rule 14a-8(i)(2), Rule 14a-8(i)(6), and Rule 14a-8(i)(8)[1] – all of these claims are predicated on one alleged defect of the Proposal: that the Proposal, if implemented, may have the effect of shortening the term of directors elected at the upcoming annual meeting for terms extending beyond the 2013 Annual Meeting.

It is worth noting that, in response to companies' request for a no-action relief regarding board declassification proposals that could affect the unexpired terms of previously elected directors, the Staff has repeatedly and consistently permitted proponents to revise proposals to provide that they would not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. The Staff has followed this policy over a long period of time, in a large number of cases in which companies sought no-action relief with respect to declassification proposals, including a number of cases cited by the Company,[2] in which proposals could have had the effect of requiring the removal of a director from office prior to the expiration of such director's term.[3] Indeed, we are not aware of a single case in the past three decades where a company has sought no-action relief on such grounds and the Staff has not either refused the company's request for no-action relief, or permitted the proponent to revise its proposal to cure the alleged defect.

We believe that there are strong reasons why the Proposal as written should not be excludable under any of the provisions of Rule 14a-8, and why the Staff should refine its line of decisions to allow the Proposal as written. However, after some consideration we have decided not to ask the Staff or the Commission to consider these arguments at this time.

---

[1] See the Request Letter, at 2.

[2] See the Request Letter, at 3, citing *Royal Caribbean Cruises Ltd.* (*avail.* March 9, 2009); *Fisher Communications, Inc.* (*avail.* February 12, 2009); *Dollar Tree Stores, Inc.* (*avail.* March 7, 2008); *Hilb Rogal & Hobbs Company* (*avail.* March 3, 2008); *Peabody Energy Corporation* (*avail.* March 4, 2005); *FirstEnergy Corp.* (*avail.* March 17, 2003); *Sears, Roebuck and Company* (*avail.* February 17, 1989); and *American Information Technologies Corporation* (*avail.* December 13, 1985).

[3] See *Cambridge Heart, Inc.* (*avail.* March 25, 2008); *TVI Corp.* (*avail.* April 2, 2007); *Union Bankshares Company* (*avail.* April 2, 2007); *Arrow International, Inc.* (*avail.* February 14, 2007); *PG&E Corporation* (*avail.* February 11, 2004); *The Boeing Company* (*avail.* February 26, 2003); *First Mariner Bancorp* (*avail.* March 20, 2002); *Auto-Graphics Inc.* (*avail.* February 18, 2002); *The Boeing Company* (*avail.* February 6, 2002); *DT Industries, Inc.* (*avail.* September 4, 2001); *Raytheon Company* (*avail.* March 9, 1999); *The Boeing Company* (*avail.* February 23, 1999); *TRW Inc.* (*avail.* February 11, 1999); *North Bancshares, Inc.* (*avail.* January 29, 1998); *Storage Technology Corporation* (*avail.* February 26, 1997); *Pacific Gas and Electric Company* (*avail.* January 16, 1997); *AT&T Corp.* (*avail.* January 10, 1997); *Mobil Corporation* (*avail.* February 7, 1994); *American Brands, Inc.* (*avail.* January 6, 1994); *Sears, Roebuck and Co.* (*avail.* February 4, 1993); *Dominion Resources, Incorporated* (*avail.* February 15, 1991); *Houston Industries Incorporated* (*avail.* March 28, 1990); *PacifiCorp* (*avail.* March 3, 1989); *Alpha Industries, Incorporated* (*avail.* June 29, 1987); *Dow Jones and Company, Incorporated* (*avail.* February 19, 1987); *First National State Bancorporation* (*avail.* May 2, 1983); *Engelhard Corporation* (*avail.* March 1, 1983); *Dravo Corporation* (*avail.* February 4, 1983); *Fedders Corporation* (*avail.* December 19, 1980); *Pennsylvania Power & Light Company* (*avail.* January 30, 1978); *Brown Group, Incorporated* (*avail.* November 22, 1977); *Western Publishing Company, Incorporated* (*avail.* February 10, 1977).

Instead, we request that the Staff follows its long-standing policy of permitting proponents to cure alleged defect of the kind asserted by the Request Letter by revising their proposal to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. We note that making this change to the Proposal would cure the alleged defect on which the Request Letter bases all of its claims that the Proposal is excludable, pursuant to Rule 14a-8(i)(2), Rule 14a-8(i)(6) and Rule 14a-8(i)(8). Upon receiving the Staff's response permitting the Foundation to do so, we will provide the Company with a revised version of the Proposal that provides that it will not affect the unexpired terms of directors elected to the board of the Company at or prior to the 2011 annual meeting of the Company.

Conclusion

Based on the foregoing, we request that, following the Staff's past decisions in this area, including those on which the Company relies, the Foundation be permitted to cure the alleged defect which the Request Letter raises, by revising the Proposal to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the 2011 annual meeting of the Company.

If the Staff is inclined to accept the Company's no-action request without permitting the Foundation to provide the Company with a version of the Proposal revised in the manner described above, we request that the Staff notify us so that we may discuss the matter further with the Staff before the issuance of a written response to the Request Letter. If you have any questions please do not hesitate to contact me at shirst@amcorpgov.com or (617) 863-6341.

Very truly yours,



Scott Hirst
Vice President and General Counsel

Cc: Ms. Kathleen Cronin, CME Group Inc.
Mr. Rodd Schreiber, Skadden, Arps, Slate, Meagher & Flom LLP
Ms. Laura Campos, The Nathan Cummings Foundation

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
(312) 407-0531
DIRECT FAX
(312) 407-8522
EMAIL ADDRESS
RODD.SCHREIBER@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

January 25, 2011

BY EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Shareholder Proposal of the Nathan Cummings Foundation to CME Group Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, CME Group Inc., a Delaware corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Nathan Cummings Foundation (the "Foundation"), with American Corporate Governance Institute, LLC ("ACGI") and/or its designee authorized to act as the Foundation's proxy (the Foundation and ACGI are sometimes referred to together as the "Proponent"), from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of shareholders.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB 14D"), we are emailing to the Staff this letter and simultaneously sending a copy to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax to the Company only. Finally, Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

The Company intends to file its definitive Proxy Materials with the Commission on or about April 15, 2011. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted to the Commission not later than 80 calendar days before the Company intends to file the Proxy Materials.

I. THE PROPOSAL

The full text of the Proposal is set forth below. A complete copy of the Proposal and the supporting statement is included as Exhibit A hereto.

> RESOLVED, that shareholders of CME Group Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors stand for elections annually.

The Company requests that the Staff concur with the Company's view that the Proposal may be excluded from the Proxy Materials because (i) in violation of Rule 14a-8(i)(2), the Proposal, if implemented, would cause the Company to violate state law; (ii) in violation of Rule 14a-8(i)(6), the Company lacks the power or authority to implement the Proposal; and (iii) in violation of Rule 14a-8(i)(8), the Proposal relates to director elections by preventing elected directors from completing their full terms.

II. BASES FOR THE PROPOSAL'S EXCLUSION

A. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause it to "violate any state, federal or foreign law to which it is subject." The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law attached as Exhibit B hereto (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal cannot be accomplished under Delaware law without shareholder action which is beyond the scope or plain meaning of the Proposal.

Pursuant to Article Four, Division B, Subdivision 2, Article V(B) of the Company's Third Amended and Restated Certificate of Incorporation (the "Charter"), the Company's board of directors (the "Board") is divided into three classes. One class of directors is elected at each annual meeting of shareholders of the Company (an "Annual Meeting"). Each director is "elected for a three-year term."

Additionally, the Company has multiple classes of common stock, certain of which are entitled to elect a specified number of directors. The holders of Class B-1 Common Stock, par value $0.01 per share (the "Class B-1"), are entitled to elect three directors, the holders of Class B-2 Common Stock, par value $0.01 per share (the "Class B-2"), are entitled to elect two directors and the holders of Class B-3 Common Stock, par value $0.01 per share (the "Class B-3"), are entitled to elect one director. The remainder of the directors are elected by the holders of all the Class A Common Stock, par value $0.01 per share (the "Class A"), the Class B-1, the Class B-2, the Class B-3 and the Class B-4 Common Stock, par value $0.01 per share (the "Class B-4"), voting together as a single class.

The Company currently has thirty-two directors and has appointed an additional director to be effective as of February 2011. Ten directors elected at the 2009 Annual Meeting (including one director elected by the Class B-1 and one director elected by the Class B-2) are currently serving terms, and the newly appointed director will serve a term, that will expire at the 2012 Annual Meeting, while eleven directors elected at the 2010 Annual Meeting (including one director elected by the Class B-1 and one director elected by the Class B-3) are currently serving terms that will expire at the 2013 Annual Meeting. At the upcoming 2011 Annual Meeting, shareholders of the Company will be asked to elect eleven directors (including one director to be elected by the Class B-1 and one director to be elected by the Class B-2) to serve terms that will expire at the 2014 Annual Meeting.

Even though the directors elected at the 2011 Annual Meeting will be elected to terms expiring at the 2014 Annual Meeting, the Proposal "require[s] that, commencing no later than the annual meeting of 2013, all directors stand for elections annually." However, as more fully detailed in the Delaware Law Opinion, there is no way this result can be achieved without truncating the terms of directors to be duly elected to three-year terms at the 2011 Annual Meeting.

While it is theoretically possible, following the adoption of a Charter amendment to declassify the Board, for the Company's shareholders[1] to remove any directors whose terms extend beyond the 2013 Annual Meeting so that all directors will be elected annually at the 2013 Annual Meeting, such actions, outlined in the footnote below, are beyond the purview, scope and plain meaning of the Proposal.[2] In order for all of the Company's directors with terms extending beyond the 2013 Annual Meeting to be removed, in addition to a vote of the shareholders to remove the directors elected by all of the Company's shareholders, pursuant to Section 141(k)(2) of the DGCL, separate votes of each of the Class B-1 shareholders and the Class B-2 shareholders would be required to remove the directors whose terms extend beyond the 2013 Annual Meeting that were elected by these classes of shareholders pursuant to the Charter. Furthermore, pursuant to the Agreement and Plan of Merger (the "Merger Agreement") among the Company, CBOT Holdings, Inc. ("CBOT") and the Board of Trade of the City of Chicago, Inc., the Company is required to designate for election a certain number of the directors that were former directors of CBOT that became members of the Board in connection with the merger with CBOT (or their replacements that are elected or appointed in accordance with the Company's bylaws) and the Company believes that removal of these directors from office prior to the 2014 Annual Meeting could constitute a breach of the Charter, the Company's bylaws and the Merger Agreement.[3]

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[1] Pursuant to Section 141(k) of the General Corporation Law of the State of Delaware (the "DGCL"), only shareholders can remove directors from office. It is firmly established in Delaware law that directors may not be removed from their office by other directors. *See, e.g.*, *Dillon vs. Berg*, 326 F. Supp. 1214 (D. Del), aff'd 453 F.2d. 876 (3d Cir. 1971).

[2] In order to have annual director elections at the 2013 Annual Meeting, (i) the Company's shareholders would have to vote in favor of the Proposal at the 2011 Annual Meeting, (ii) the Board would have to approve a Charter amendment to declassify the Board, (iii) the Company would have to submit the Charter amendment for shareholder approval at the 2012 Annual Meeting, (iv) the Company's shareholders would have to approve the Charter amendment, (v) the Company would have to submit a proposal at the 2013 Annual Meeting to remove from office all of the Company's directors whose terms extended beyond the 2013 Annual Meeting, and (vi) the Company's shareholders (including separate class votes of each of the Class B-1 shareholders and the Class B-2 shareholders pursuant to Section 141(k)(2) of the DGCL) would have to approve of the proposal to remove all such directors. However, these multitude of actions are well beyond the scope of the Proposal, which, on its face, does not include a requirement that certain of the Company's directors be removed from office.

[3] Pursuant to the Merger Agreement, the Company is required to designate for election certain directors that were former directors of CBOT that became members of the Board in connection with the merger with CBOT (or their replacements that are elected or appointed in accordance with the Company's bylaws) ("CBOT Directors"). In addition, in connection with the Merger Agreement, the Charter and the Company's bylaws were amended to contain certain protections

Additionally, the Company notes that, regardless of the possibility of removing directors, as detailed in Section II.C below, shareholders cannot utilize Rule 14a-8 in order to "disqualify directors previously elected from completing their terms on the board" rendering any such attempt to utilize the Proposal to remove, or truncate the term of, directors a violation of Rule 14a-8. See *Fisher Communications, Inc.* (Feb. 12, 2009).

It is well settled Delaware law that directors on classified boards with three classes of directors serve full three-year terms. Fifty years ago, in *Essential Enterprises vs. Automatic Steel Products, Inc.*,[4] Chancellor Seitz concluded: "Clearly the 'full term' visualized by the statute is a period of three years – not up to three years."[5] This was recently affirmed by the Delaware Supreme Court in the case of *Airgas, Inc. vs. Air Products and Chemicals, Inc.*,[6] in which the Court struck down a bylaw that purported to shorten the terms of sitting directors elected to three-year terms. The opinion of Justice Ridgely, unanimously supported by all of the Justices, concluded: "It [the January Bylaw in question] serves to frustrate the plan and purpose behind the provision for [Airgas's] staggered terms and [ ] it is incompatible with the pertinent language of the statute and the Charter. Accordingly, the January Bylaw is invalid, not only because it impermissibly shortens the directors' three-year staggered terms as provided by Article 5, Section 1 of the Airgas Charter, but also because it amounted to a *de facto* removal without cause of those directors. . . ."[7]

Even if one were to assume that the Company's shareholders were supportive of the Proposal's primary aim of eliminating the Company's classified board structure, the earliest time at which this could legally happen in the ordinary course, without truncating the terms of, or removing from office, directors serving terms extending beyond the 2013 Annual Meeting, with "all directors stand[ing] for elections annually" would be at the 2014 Annual Meeting. Assuming for the sake of argument, (i) the shareholders of the Company were to support a proposal to declassify the Board at the 2011 Annual Meeting, (ii) such a proposal to declassify

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for these rights, including that at least ten CBOT Directors would be on the Board of Directors until the 2012 Annual Meeting. These provisions and agreements were negotiated in the context of a classified board structure with the understanding that at the 2011 Annual Meeting, some of the CBOT Directors would be elected to three-year terms that would extend until the 2014 Annual Meeting. The Company believes that it could be exposed to potential liability if any of the CBOT-designated directors were removed from the Board prior to the 2014 Annual Meeting.

4 159 A.2d 288 (Del. Ch. 1960).

5 *Id.* at 290-291.

6 C.A. No. 5817 (Del. Sup. Ct. Nov. 23, 2010).

7 *Id.* at 23.

the Board were to be submitted to the shareholders of the Company at the 2012 Annual Meeting and (iii) that proposal were to be approved by the shareholders of the Company at the 2012 Annual Meeting, and the directors who are elected at the 2012 Annual Meeting would be elected to one-year terms contingent on the declassification proposal passing at the 2012 Annual Meeting, the directors elected at the 2011 Annual Meeting would already be serving three-year terms ending at the 2014 Annual Meeting. Therefore, absent unusual action by shareholders to remove directors, the first year in which all of the Company's directors would stand for election would be 2014, one year after the 2013 deadline imposed by the Proposal.

It is also worth noting that, although the Proposal "urge[s]" the Company to eliminate the classification of the Board, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. *See*, e.g., *Ball Corp.* (Jan. 25, 2010) (finding a basis of exclusion, pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6), of a proposal "request[ing] that the [c]ompany, in compliance with applicable law, take the steps necessary to [declassify its board of directors]" where the company argued that the proposal would cause the company to violate Indiana law); *MeadWestvaco Corp.* (Feb. 27, 2005) (finding a basis for exclusion, pursuant to Rule 14a-8(i)(2), of a proposal recommending that the company adopt a per capita voting standard where the company argued that, under Delaware law, a per capita voting standard can only be adopted through an amendment to the certificate of incorporation); and *RadioShack Corp.* (Feb. 28, 2005) (finding a basis for exclusion, pursuant to Rule 14a-8(i)(2), for the same reasons as *MeadWestvaco Corp.*).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because the Company Would Lack the Power or Authority to Implement the Proposal

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The predecessor to Rule 14a-8(i)(6) provided that a proposal could be omitted from proxy materials if the proposal was "beyond the issuer's power to effectuate." As the Staff has held on numerous occasions, Rule 14a-8(i)(6) applies to a shareholder proposal that, if adopted by the company's shareholders, would cause the company to violate applicable state law. *See, e.g., Ball Corp.* (Jan. 25, 2010); *Schering-Plough Corp.* (Mar. 27, 2008), *Noble Corp.* (Jan. 19, 2007); *SBC Communications Inc.* (Jan. 11, 2004); and *Xerox Corp.* (Feb. 23, 2004). As discussed above, it would be beyond the power of the Board to achieve unilaterally what the Proposal purports to require it to do (i.e., have all directors stand for elections annually and to complete such transition by the 2013 Annual Meeting). Accordingly, the Company believes that the

Proposal may be excluded in reliance on Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

C. The Proposal May Be Excluded Under Rule 14a-8(i)(8) Because the Proposal Impermissibly Relates to Director Elections

Pursuant to Rule 14a-8(i)(8), a company may exclude a proposal if it "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." It has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are considered to relate to a nomination or an election and are therefore excludable. *See,* e.g., *Royal Caribbean Cruises Ltd.* (Mar. 9, 2009); *Fisher Communications, Inc.* (Feb. 12, 2009); *Dollar Tree Stores Inc.* (Mar. 7, 2008); *Hilb Rogal & Hobbs Company* (Mar. 3, 2008); *Peabody Energy Corp.* (Mar. 4, 2005); *FirstEnergy Corp.* (Mar. 17, 2003); *Sears Roebuck and Co.* (Feb. 17, 1989); and *American Information Technologies Corp.* (Dec. 13, 1985).

In *Shareholder Proposals Relating to the Election of Directors*, Exchange Act Release No. 56914 (Dec. 6, 2007) (the "2007 Release"), the Commission amended the text of Rule 14a-8(i)(8) to clarify its application to shareholder proposals that relate to procedures that would result in a contested election. In doing so, the Commission noted that:

> [W]e emphasize that the changes to the rule text relate only to procedures that would result in a contested election, either in the year in which the proposal is submitted or in subsequent years. The changes to the rule text do not affect or address any other aspect of the agency's prior interpretation of the exclusion. (2007 Release, text at note 56).

The Commission then noted several examples of shareholder proposals that the Staff considered excludable under Rule 14a-8(i)(8), including proposals that could have the effect of, or that propose a procedure that could have the effect of, "[r]emoving a director from office before his or her term expired." (2007 Release at note 56.)

In this case, the Proposal "require[s] that, commencing no later than the annual meeting of 2013, all directors stand for elections annually." As described in Section II.A above and notwithstanding the Company's belief that removal of directors is beyond the purview of the Proposal, the implementation of the Proposal would necessarily mean that some of the Company's directors (specifically directors elected at the 2011 Annual Meeting who will be serving terms that expire at the 2014

Annual Meeting) would need to be removed from office and would be prevented from completing their full terms. Accordingly, the Company believes that the Proposal may be excluded in reliance on Rule 14a-8(i)(8) because the Proposal relates to director elections by requiring removal of directors and preventing elected directors from completing their full terms.

III. CONCLUSION

The Company requests that the Staff concur with the Company's view that, for the reasons stated above, it may exclude the Proposal from the Proxy Materials pursuant to any of (i) Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate state law; (ii) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and (iii) Rule 14a-8(i)(8) because the Proposal relates to director elections by preventing elected directors from completing their full terms.

*   *   *

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Rodd M. Schreiber

Enclosure

cc: Kathleen M. Cronin, Esq., CME Group Inc.

Lance E. Lindblom
The Nathan Cummings Foundation
475 10th Avenue, 14th Floor
New York, NY 10018

Mr. Scott Hirst, Esq. (by email: shirst@amcorpgov.com)
The American Corporate Governance Institute
One Mifflin Place, 4th Floor
Cambridge, MA 02138

EXHIBIT A

THE · NATHAN · CUMMINGS · FOUNDATION

November 22, 2010

VIA EMAIL AND U.S. MAIL
RECEIPT CONFIRMATION REQUESTED
CME Group Inc.
20 South Wacker Drive
Chicago, IL 60606
Attention: Corporate Secretary

Re: Shareholder Proposal for the 2011 Annual Meeting

The Nathan Cummings Foundation (the "Foundation") is the owner of 114 shares of common stock of CME Group Inc. (the "Company"). Proof of this ownership is available upon request. The Foundation intends to continue to hold these shares through the date of the Company's 2011 annual meeting of shareholders (the "Annual Meeting"). The Foundation has continuously held common shares of the Company with a market value of at least $2,000 for more than one year as of today's date. Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the Foundation hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for presentation to a vote of shareholders at the Annual Meeting.

The Foundation hereby authorizes the American Corporate Governance Institute, LLC (the "ACGI") or its designee to act on behalf of the Foundation during the 2010 and 2011 calendar years in relation to the Proposal both prior to and during the Annual Meeting, including forwarding the Proposal to the Company, corresponding with the Company and the Securities and Exchange Commission with respect to the inclusion of the Proposal in the Company's Proxy Statement and presenting the Proposal at the Annual Meeting. This authorization does not grant the ACGI the power to vote the shares owned by the Foundation.

Please promptly acknowledge receipt of the Proposal, and direct all subsequent communications relating to the Proposal, to Scott Hirst, General Counsel, The American Corporate Governance Institute, LLC, One Mifflin Place, Fourth Floor, Cambridge, MA 02138, email shirst@amcorpgov.com.

Sincerely,





Lance E. Lindblom
President & Chief Executive Officer

Laura Campos
Director of Shareholder Activities

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of CME Group Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors stand for elections annually.

SUPPORTING STATEMENT

This resolution, submitted by the Nathan Cummings Foundation with the assistance of the American Corporate Governance Institute, LLC, urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Over the past decade, many S&P 500 companies have declassified their board of directors. According to FactSet Research Systems, between 2000 and 2009, the number of S&P 500 companies with classified boards declined from 300 to 164. Furthermore, according to Georgeson reports, there were 187 shareholder proposals to declassify boards during the five proxy seasons of 2006 through 2010. The average percentage of votes cast in favor of proposals to declassify exceeded 65% in each of these five years.

The significant shareholder support for proposals to declassify boards is consistent with evidence in academic studies that classified boards could be associated with lower firm valuation and/or worse corporate decision-making. Studies report that:

- takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005);
- firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition, and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.

EXHIBIT B

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January 25, 2011

CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606

RE: **CME Group Inc. 2011 Annual Meeting; Stockholder Proposal of The Nathan Cummings Foundation**

Dear Ladies and Gentlemen:

You requested our opinion as to certain matters of Delaware law in connection with a proposal (the "Proposal") submitted by The Nathan Cummings Foundation (the "Stockholder") to CME Group Inc., a Delaware corporation (the "Company"), for inclusion in the Company's proxy statement for its 2011 annual meeting of stockholders.

In rendering the opinion set forth herein, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the following:

(a) the Third Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on August 22, 2008, and as currently in effect (the "Charter"); and

(b) the Proposal, submitted to the Company via e-mail and U.S. mail on November 22, 2010, and the supporting statement thereto.

Members of our firm are admitted to the bar of the Supreme Court of the State of Delaware. The opinions expressed herein are based on the Delaware General Corporation Law ("DGCL") and Delaware law in effect on the date hereof, which law is subject to change with possible retroactive effect. We do not express herein any opinion as to the laws of any other jurisdiction.

<u>**The Proposal**</u>

On November 22, 2010, the Stockholder submitted the Proposal. The Proposal reads as follows:

> RESOLVED, that shareholders of CME Group Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors stand for elections annually.

For purposes of our opinion we have assumed that the Proposal does not contemplate any attempt by the Company's stockholders to remove any member of the Board of Directors of the Company, which we understand is not an allowable action for shareholder proposals made pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

<u>**Analysis**</u>

1. The Company's Board Is Classified.

Section 141(d) of the DGCL provides in part that:

> The directors of any corporation organized under this chapter may, by the certificate of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders, be divided into 1, 2 or 3 classes; the term of office of those of the first class to expire at the first annual meeting held after such classification becomes effective; of the second class 1 year thereafter; of the third class 2 years thereafter; and at each annual election held after such classification becomes effective, *directors shall be chosen for a full term*, as the case may be, to succeed those whose terms expire.

8 *Del. C.* § 141(d) (emphasis added).

Pursuant to this statutory authority, Article Five (B) of the Charter provides that: the Company's Board of Directors is divided into three classes.

> The board of directors of the corporation shall be divided into three classes, designated Class I, Class II and Class III. Each class of

> directors shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors of the corporation. At the first annual meeting of shareholders following the Effective Time, the term of office of the Class II directors shall expire. At the second annual meeting of shareholders following the Effective Time, the term of office of the Class III directors shall expire. At the third annual meeting of shareholders following the Effective Time, the term of office of the Class I directors shall expire.

Article Five (C) provides:

> At each annual meeting of shareholders, successors to the class of directors whose terms expire at that annual meeting shall be elected for a three-year term.

Article Five (D) provides:

> A director shall hold office until the annual meeting of shareholders for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

You have advised us, and for purposes of our opinion we assume, that the Company currently has thirty two directors, and at the upcoming 2011 annual meeting, the Company's stockholders will be asked to elect eleven directors to serve terms that will expire at the 2014 annual meeting.

2. Declassifying The Board Would Not Require That All Directors Stand For Election Prior To The Expiration Of Their Terms.

The Proposal would urge the Board of Directors to take "all steps necessary" to eliminate the classification of the Board of Directors. Because the classification is established by the Charter, elimination of classification would require an amendment to the Charter.

Section 242 of the DGCL governs amendments to a certificate of incorporation. An amendment requires three fundamental steps, which must be followed in precise order. *Blades v. Wisehart*, C.A. No. 5317-VCS, slip op. at 18-20 (Del. Ch. Nov. 17, 2010). First, the board of directors must approve a resolution proposing an amendment to the certificate of incorporation and declaring its advisability.[1] 8 *Del. C.* § 242(b)(1). Second, after notice to stockholders of the proposed amendment, the proposed amendment must be approved by a majority of the outstanding stock entitled to vote, either at a meeting of stockholders or through action by written consent. *Id. See* 8 *Del. C.* § 222. Third, the amendment must be executed, acknowledged, and filed with the Delaware Secretary of State. 8 *Del. C.* § 242(b)(1). *See* 8 *Del. C.* § 103(d).

Because each of these steps must be accomplished in a precise order, even assuming the Company's stockholders were to approve the Proposal at the 2011 annual meeting, and the Board thereafter attempted to take all necessary steps to eliminate classification, elimination of classification could not be accomplished prior to the election of a class of directors at the 2011 annual meeting. Pursuant to section 141(d) of the DGCL and Article Five (C) of the Charter, those directors will be elected for three-year terms, expiring at the 2014 annual meeting.

Directors elected to a board that is classified at the time of their election serve full three year terms. *Essential Enterprises v. Automatic Steel Products, Inc.*, 159 A.2d 288 (Del. Ch. 1960). Declassification, by itself, does not remove directors or truncate the terms to which they have been elected prior to declassification. *Roven v. Cotter*, 547 A.2d 603, 609 (Del. Ch. 1988). *See also Airgas, Inc. v. Air Products and Chemicals, Inc.*, 8 A.3d 1182, 1191 (Del. 2010) (noting that directors of de-staggered boards complete the three year terms to which they were elected). Moreover, directors have no right to remove fellow directors. *E.g.*, *Kurz v. Holbrook*, 989 A.2d 140, 157 (Del. Ch. 2010); *Dillon v. Berg*, 326 F. Supp. 1214 (D. Del.), *aff'd*, 453 F.2d 876 (3d Cir. 1971).[2]

Accordingly, even if (i) the Company's stockholders were to approve the Proposal; (ii) the Board of Directors were to act as urged by the Proposal, and propose an amendment to the Charter eliminating classification; (iii) the stockholders were to approve such an amendment; and (iv) the Company were to execute, acknowledge and file a certificate of amendment with the Secretary of State; for the Board of Directors then to purport to "require that, commencing no later than the annual meeting of 2013, all directors stand for elections annually," would violate Delaware law because the Board of Directors would have no right to remove,

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[1] If the amendment is to be considered at a meeting of stockholders, the resolution should either call a special meeting or direct that the amendment be considered at the next annual meeting. 8 *Del. C.* § 242(b)(1).

[2] We do not opine on the question whether, if the certificate of incorporation were amended to eliminate classification, the Company's stockholders could then remove directors prior to the 2013 annual meeting. As noted above, such an action is not within the scope or plain meaning of the Proposal.

truncate the terms of, or otherwise require directors who had been elected to a full three year term at the 2011 annual meeting to stand for election again in 2013.

* * *

Based upon and subject to the foregoing, it is our opinion that implementation of the Proposal would violate Delaware law, and that a Delaware court, if presented with the question, would so conclude.

This opinion is furnished to you solely for your benefit in connection with the Proposal, and except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP